EXHIBIT 99.1

SafeStop Identifies Four Trends at the Midway Point of 2016-2017 School Year

School Bus Tracking App Launching Robust Analytics Platform That Identifies Savings Opportunities for Schools

CHARLESTON, S.C., Jan. 31, 2017 (GLOBE NEWSWIRE) -- SafeStop, the industry’s leading school bus tracking app, enjoyed a strong start to the 2016-2017 school year with its geographic expansion, increased subscriber rates, and added features. The number of customers using the service has more than doubled year over year since inception. As growth has continued, the company has used its SafeStop Analytics platform to identify four major trends since the school year commenced.

“In addition to providing real value to parents who want to know where their child is and when the bus will be arriving, SafeStop provides reliable data benefitting school districts by helping them make transportation improvements and save money,” stated Patrick Gallagher, Director of Sales for SafeStop. “We have identified four trends over the first half of the school year that really impact school districts and their transportation systems. By taking action with any one of these, significant money can be saved and operational efficiencies can be improved.”

The SafeStop Analytics platform identified excessive idling as a key trend. The average vehicle on the SafeStop platform idles excessively for one hour and 44 minutes per week. With the national average cost of diesel at $2.60 per gallon, and a fleet of 100 vehicles, that idling will cost a school district nearly $20,000 each year.

Unused or inactive bus stops are another trend plaguing school district transportation systems. SafeStop Analytics has identified, based on a variety of factors, an average of 6 to 8 percent of bus stops going consistently unused, which affect load balancing and ridership statistics used to create routes each year. By utilizing this information and identifying possible opportunities to consolidate or distribute routes more evenly, the savings potential grows exponentially.

When it comes to parent communications with transportation offices, SafeStop customers surveyed stated that they estimate an 80 to 90 percent reduction of phone calls to the transportation staff after the implementation of the SafeStop tracking app.

Finally, with three years of collected data, it’s clear that there is no bad time to sign up for SafeStop. Not only do most parents register consistently within the first 2 weeks of the service launching, but also when inclement weather occurs or the transportation system is undergoing significant changes. This January alone, as winter weather finally set in, over 1,000 new users joined SafeStop and downloaded the app. Simply put, parents are looking for communication and information from the transportation department throughout the entire school year.

“We are not only excited that parents are flocking to the service when it’s available in their school or district,” added Gallagher, “but when district staff or transportation service providers can tell us that they’re using our data to become more efficient and smarter about their operations, that’s the true testament to our success. The modern day transportation manager is responsible for an unbelievable amount of tasks, the most important of which is getting children safely to school. Our job is to help them in any way we can.”

SafeStop is available throughout the U.S. and Canada and is compatible with any transportation provider, any GPS hardware, and any routing software. The company is currently offering programs that allow transportation staff to start using SafeStop Analytics now if they sign up for the 2017-2018 school year at no additional cost.

To learn more about the SafeStop app, receive pricing, or to schedule an online demo, please visit www.SafeStopApp.com.

About SafeStop
SafeStop, a product offered by SafeStop, Inc., is a powerful and secure application that connects parents and school administrators with the vehicles transporting their students. Created in 2013 by a transportation solutions provider with vast experience in the industry, SafeStop app provides a secure registration process, real-time map feature, estimated times of arrival, student scanning, SafeStop Analytics and an alerts and messaging center for its users. The app brings timely, accurate and valuable information to parents and school officials across North America. For more information, visit www.SafeStopApp.com.

For more information:
Patrick Gallagher
Director of Sales
800.843.8936
pgallagher@safestopapp.com